CUSIP No. 784933103	Page 1 of 12 Pages

UNITED STATES
Securities and exchange commission

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)*

Under the Securities Exchange Act of 1934

SPAR Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

784933103
(CUSIP Number)

Robert G. Brown

333 Westchester Avenue, South Building, Suite 203

White Plains, NY 10604

(914) 332-4100
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 17, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784933103	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Robert G. Brown, individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,926,018
	8	SHARED VOTING POWER 3,230,900*
	9	SOLE DISPOSITIVE POWER 2,926,018
	10	SHARED DISPOSITIVE POWER 3,230,900*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,445,611**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.3%**
14	TYPE OF REPORTING PERSON IN

*	Includes 1,109,625 shares of Common Stock of SPAR Group, Inc. (the “Company”) held in the SP/R, Inc. Defined Benefit Pension Trust (the “Trust”) maintained for the benefit of the SP/R, Inc. Defined Benefit Pension Plan (the “Plan”), the participants of which are current and former employees of SP/R, Inc. Mr. Brown is a former employee of SP/R, Inc. and is a participant in the Plan. Mr. Brown is not a trustee of the Trust and disclaims beneficial ownership of the shares of Common Stock held in the Trust. This amount also includes 2,000,000 shares of Common Stock of the Company held by Innovative Global Technologies, LLC (the “LLC”), of which Mr. Brown is the sole member and manager.
**	Includes 5,288,693 shares of Common Stock of the Company beneficially owned by William H. Bartels, Vice Chairman and a member of the Company’s Board of Directors. Mr. Brown may act in concert with Mr. Bartels, the Trust and the LLC with respect to certain matters, which are discussed in Item 4 of this Schedule 13D/A. As a result, the Reporting Persons and Mr. Bartels may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder. The group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock of the Company beneficially owned by the Reporting Persons and Mr. Bartels. However, Mr. Brown expressly disclaims beneficial ownership of the 5,288,693 shares beneficially owned by Mr. Bartels. Mr. Bartels expressly retains sole voting and dispositive power over such 5,288,693 shares, which shares were not included as part of the Prior Requests or the December Request, as described in Item 4 below. Mr. Bartels has filed a separate Schedule 13D with respect to his interests.

CUSIP No. 784933103	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON SP/R, Inc. Defined Benefit Pension Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,109,625
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,109,625
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,445,611*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.3%*
14	TYPE OF REPORTING PERSON OO

*	Includes 3,047,293 shares of Common Stock of the Company beneficially owned by Mr. Brown, 5,288,693 shares of Common Stock of the Company beneficially owned by Mr. Bartels and 2,000,000 shares of Common Stock of the Company owned by the LLC. The Trust may act in concert with Mr. Brown, Mr. Bartels and the LLC with respect to certain matters, which are discussed in Item 4 of this Schedule 13D/A. As a result, the Reporting Persons and Mr. Bartels may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder. The group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock of the Company beneficially owned by the Reporting Persons and Mr. Bartels. However, the Trust has neither sole nor shared voting or dispositive power over the 2,477,973 shares beneficially owned by Mr. Brown or the 2,000,000 shares held by the LLC and expressly disclaims beneficial ownership of such shares. The Trust also expressly disclaims beneficial ownership of the 5,288,693 shares beneficially owned by Mr. Bartels. Mr. Bartels expressly retains sole voting and dispositive power over such 5,288,693 shares, which shares were not included as part of the Prior Requests or the December Request, as described in Item 4 below. Mr. Bartels has filed a separate Schedule 13D with respect to his interests.

CUSIP No. 784933103	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Innovative Global Technologies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,445,611*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.3%*
14	TYPE OF REPORTING PERSON OO

*	Includes 3,047,293 shares of Common Stock of the Company beneficially owned by Mr. Brown, 5,288,693 shares of Common Stock of the Company beneficially owned by Mr. Bartels and 1,109,625 shares of Common Stock of the Company held in the Trust. The LLC may act in concert with Mr. Brown, Mr. Bartels and the Trust with respect to certain matters, which are discussed in Item 4 of this Schedule 13D/A. As a result, the Reporting Persons and Mr. Bartels may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder. The group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock of the Company beneficially owned by the Reporting Persons and Mr. Bartels. However, the LLC has neither sole nor shared voting or dispositive power over the 2,477,973 shares beneficially owned by Mr. Brown or the 1,109,625 shares held in the Trust and expressly disclaims beneficial ownership of such shares. The LLC also expressly disclaims beneficial ownership of the 5,288,693 shares beneficially owned by Mr. Bartels. Mr. Bartels expressly retains sole voting and dispositive power over such 5,288,693 shares, which shares were not included as part of the Prior Requests or the December Request, as described in Item 4 below. Mr. Bartels has filed a separate Schedule 13D with respect to his interests.

CUSIP No. 784933103	Page 5 of 12 Pages

SCHEDULE 13D/A

Item 1.	Security and Issuer

This Amendment No. 7 to Schedule 13D (this “Amendment”) amends and supplements the information set forth in the Schedule 13D originally filed by Mr. Brown with the Securities and Exchange Commission (“SEC”) on July 19, 1999 (the “Original Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Stock”), of SPAR Group, Inc., a Delaware corporation (the “Company” or “SGRP”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on June 1, 2018 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on August 6, 2018 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 19, 2018 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed with the SEC on January 25, 2019 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed with the SEC on August 19, 2019 (“Amendment No. 5”) and Amendment No. 6 to the Original Schedule 13D filed with the SEC on September 13, 2019 (“Amendment No. 6”). The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, is hereinafter referred to as the “Schedule 13D.” The address of the principal executive offices of the Company is 333 Westchester Avenue, South Building, Suite 204, White Plains, New York 10604.

This Amendment is being filed jointly by Mr. Robert G. Brown, the SP/R, Inc. Defined Benefit Pension Trust (the “Trust”) and Innovative Global Technologies, LLC (the “LLC”), collectively referred to as the “Reporting Persons,” to report the addition of the LLC as a reporting person hereunder and to amend the information disclosed in the Schedule 13D as set forth herein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

As of the date of this Amendment, the Reporting Persons may be deemed to beneficially own, in the aggregate, 11,445,611 shares of the Common Stock of the Company, which represents approximately 54.3% of the outstanding Common Stock of the Company. The percentages in this Amendment are calculated based upon 21,093,762 outstanding shares of Common Stock as of November 13, 2019, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 filed with the SEC on November 14, 2019.

Item 2.	Identity and Background

Item 2 of Schedule 13D hereby amended and supplemented as follows:

(a)	This Amendment is being filed jointly pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, by Mr. Robert G. Brown, individually, and by the Trust and the LLC as the Reporting Persons.

(b)	The business address of the LLC is 7711 Military Trail, Palm Beach, Florida 33410.

(c)	Not applicable.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and misdemeanors).

CUSIP No. 784933103	Page 6 of 12 Pages

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the LLC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The LLC is formed under the laws of the State of Nevada.

Mr. Brown is the sole member and manager of the LLC and, as such, has full power to vote or to dispose of the 2,000,000 shares of Common Stock of the Company held by the LLC.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Mr. Brown, alone or in conjunction with other stockholders, has determined from time to time, to engage with the Company’s Board of Directors (the “Board”) and to take actions in his capacity as a significant stockholder to strengthen the Company’s corporate governance. Under the Company’s Amended and Restated By-Laws (the “By-Laws”), stockholders have the right to call special meetings of stockholders and to take action by written consent in lieu of a meeting. Previous actions taken by Mr. Brown and Mr. Bartels are described in Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4 and previous actions taken by Mr. Brown and the Trust are described in Amendment No. 5 and Amendment No. 6.

As reported in Amendment No. 5, on August 19, 2019, Mr. Brown and the Trust delivered a written request (the “August Request”) that the Company call a special meeting of stockholders in accordance with Section 2.02 of the By-Laws for the purpose of voting on a proposal to remove Arthur B. Drogue and R. Eric McCarthey from the Board without cause (the “Removal Proposal”). Mr. Bartels did not participate in this action. The foregoing summary of the August Request is qualified in its entirety by the full text of the August Request, which is filed as Exhibit 12 to Amendment No. 5 and incorporated herein by reference.

As reported in Amendment No. 6, on September 12, 2019, Mr. Brown and the Trust delivered a further written request (the “September Request”, and together with the August Request, the “Prior Requests”) that the Company call a special meeting of stockholders in accordance with Section 2.02 of the By-Laws for the purpose of voting on the following proposal1 to be presented for a vote following the Removal Proposal (together with the Removal Proposal, the “Prior Proposals”):

1 The September Request also included proposals to increase the size of the Board by one and to elect Panos Lazaretos as a director of the Company. However, these proposals were mooted when Mr. Lazaretos was elected to the Board by written consent of a majority of the Company’s stockholders, which was submitted to the Company on October 13, 2019 by Mr. Brown, the Trust and Mr. Bartels, as reported in Mr. Bartels’ Amendment No. 5 to Schedule 13D filed with the SEC on October 18, 2019.

CUSIP No. 784933103	Page 7 of 12 Pages

A proposal to adopt amendments to the By-Laws, as set forth in the Appendix attached to the September Request, which amendments would (i) reduce the waiting period set forth in Section 3.04 for stockholders to fill certain vacancies on the Board from 90 days to 30 days and (ii) adopt a new provision establishing the applicable independence standards set forth in the Nasdaq Stock Market Rules and SEC rules as the independence standards applicable to the Company’s Board and Board Committees.

Mr. Bartels did not participate in this action. The foregoing summary of the September Request is qualified in its entirety by the full text of the September Request, which is filed as Exhibit 14 to Amendment No. 6 and incorporated herein by reference.

On December 17, 2019, the Reporting Persons delivered a further written request (the “December Request”) that the Company call a special meeting of stockholders in accordance with Section 2.02 of the By-Laws for the purpose of voting on the following proposals to be presented for a vote following the Prior Proposals and in the order presented below:

•	A proposal to increase the size of the Board by one, provided such vote shall be of no effect if, at the time of the Election (as defined below), a vacancy exists on the Board due to the removal of Arthur B. Drogue or R. Eric McCarthey.

•	A proposal to elect James R. Brown Sr. as a director of the Company (the “Election”).

The December Request is intended to supplement the Prior Requests. Mr. Bartels did not participate in this action. It is the expectation of the Reporting Persons that the proposals set forth above will be presented to Company stockholders for a vote at the special meeting of stockholders currently expected to be held on January 16, 2020 or any postponed meeting date, in addition to the Prior Proposals to be presented at that meeting based on the Prior Requests. The foregoing summary of the December Request is qualified in its entirety by the full text of the December Request, which is filed as Exhibit 15 to this Amendment and incorporated herein by reference.

Except as otherwise set forth in this Item 4, the Reporting Persons (alone or in conjunction with other stockholders of the Company) currently have no plan or proposal which relates to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D; provided, such plans or proposals may have been considered, and may from time to time hereafter be considered. The Reporting Persons may also acquire or dispose of Company securities in the ordinary course.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)	– (b) The information contained on the cover pages of this Amendment and set forth in Item 1 and Item 2 of this Amendment is incorporated in this Item 5 by reference.

CUSIP No. 784933103	Page 8 of 12 Pages

(c)	On November 1, 2019, Mr. Brown disposed of 1,000,000 shares of Common Stock of the Company through a gift for no consideration. On November 13, 2019, Mr. Brown disposed of 1,000,000 shares and 20,000 shares of Common Stock of the Company through two gifts for no consideration. The two reported gifts of 1,000,000 shares were made to the LLC. Except for the foregoing transactions, no transactions in the Common Stock of the Company have been effected by the Reporting Persons or Mr. Bartels in the past 60 days.

(d)	As the sole member and manager of the LLC, Mr. Brown has the full power to act on behalf of the LLC, including the power to direct a sale of the securities owned by the LLC, and may benefit directly or indirectly from the proceeds from any sale of such securities.

(e)	Not applicable to the LLC.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons are parties to a Joint Filing Agreement, which is filed as Exhibit 16 to this Amendment and is incorporated herein by reference. The Reporting Persons’ response to Item 4 is incorporated by reference herein. Except as disclosed in, or incorporated by reference into, this Item 6 of this Amendment, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 15	Written Request of Stockholders of SPAR Group, Inc. to Call a Special Meeting delivered on December 17, 2019

Exhibit 16	Joint Filing Agreement, dated December 23, 2019, by and between the Reporting Persons pursuant to Rule 13d-1(k) Under the Securities Exchange Act of 1934, as amended.

CUSIP No. 784933103	Page 9 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: December 23, 2019

/s/ Robert G. Brown
Robert G. Brown

/s/ Kimberly M. Villani
Kimberly M. Villani, Trustee of the SP/R, Inc. Defined Benefit Pension Trust

/s/ Rory W. Brown
Rory W. Brown, Trustee of the SP/R, Inc. Defined Benefit Pension Trust

/s/ Robert G. Brown
Robert G. Brown, Manager of Innovative Global Technologies, LLC

CUSIP No. 784933103	Page 10 of 12 Pages

Exhibit 15

WRITTEN request of Stockholders

of sPAR Group, Inc.

TO CALL A SPECIAL MEETING

This request is intended to supplement the special meeting requests, dated August 19, 2019 and September 11, 2019, previously submitted by the Stockholders (the “Prior Requests”). It is the Stockholders’ expectation that the proposals set forth below in this new Special Meeting Request will be presented to Company stockholders for a vote at the Special Meeting which is expected to be held on or about January, 2020, in addition to, and not in lieu of, the proposals to (i) remove Arthur B. Drogue and R. Eric McCarthey as directors of the Company, and (ii) amend the By-Laws (collectively referred to as the “Prior Proposals”), each of which is to be presented at the Special Meeting based on the Prior Requests.

The undersigned record stockholders (“Stockholders”) of SPAR Group, Inc., a Delaware corporation (the “Company”), hereby request that the Company call a special meeting of stockholders (“Special Meeting”) in accordance with Section 2.02 of the Company’s Amended and Restated By-Laws (“By-Laws”) for the purpose of voting on the following proposals to be presented for a vote following the Prior Proposals and in the order presented below:

•	A proposal to increase the size of the Board by one, provided such vote shall be of no effect if, at the time of the Election (as defined below), a vacancy exists on the Board due to the removal of Arthur B. Drogue or R. Eric McCarthey.

•	A proposal to elect James R. Brown Sr. as a director of the Company (the “Election”).

Under Section 2.02 of the By-Laws, upon delivery of this request, the Chairman, Vice Chairman, Chief Executive Officer or Secretary of the Company is required to promptly call the Special Meeting. The Stockholders expect that the Company will provide notice to stockholders of the date of the Special Meeting promptly following the date of this request.

[Signature page follows.]

CUSIP No. 784933103	Page 11 of 12 Pages

In witness whereof, the undersigned have executed this request.

/s/ Robert G. Brown
Robert G. Brown

Dated: November 18, 2019

SP/R, Inc. Defined Benefit Pension Trust

By:		/s/ Rory W. Brown
Name: Rory W. Brown
Title: Trustee

Dated: November 19, 2019

/s/ Kimberly M. Villani
Name: Kimberly M. Villani
Title: Trustee

Dated: November 18, 2019

International Global Technologies, LLC

	By:	/s/ Robert G. Brown
Name: Robert G. Brown
Title: Trustee

CUSIP No. 784933103	Page 12 of 12 Pages

Exhibit 16

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D/A to which this Joint Filing Agreement is annexed as Exhibit 16, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: December 23, 2019

/s/ Robert G. Brown
Robert G. Brown

/s/ Kimberly M. Villani
Kimberly M. Villani, Trustee of the SP/R, Inc. Defined Benefit Pension Trust

/s/ Rory W. Brown
Rory W. Brown, Trustee of the SP/R, Inc. Defined Benefit Pension Trust

/s/ Robert G. Brown
Robert G. Brown, Manager of Innovative Global Technologies, LLC